December 6, 2018

Division of Corporation Finance,

Office of Healthcare & Insurance,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Ms. Christine Westbrook

Re:	Takeda Pharmaceutical Company Limited
Draft Registration Statement on Form 20-F
Submitted on November 16, 2018
CIK No. 0001395064

Dear Ms. Westbrook:

On behalf of our client, Takeda Pharmaceutical Company Limited (the “Company”), we set forth below the Company’s responses to the letter, dated December 3, 2018, of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form 20-F confidentially submitted by the Company on November 16, 2018 (the “Draft”). In order to facilitate the Commission staff’s (the “Staff”) review of the responses, we have restated each of the Staff’s comments below in italics with the Company’s response to each comment following immediately thereafter.

This letter is being submitted simultaneously with the public filing of the Registration Statement on Form 20-F (the “Registration Statement”). For the convenience of the Staff, we are also sending, by hand, five (5) copies of each of this letter and the Registration Statement in paper format marked to show changes from Draft as confidentially submitted. All page references in the responses set forth below are to the pages of the Registration Statement. In addition to revising the Draft to address the comments raised by the Staff in its letter, the Company has included in the Registration Statement updates of certain other disclosures for subsequent developments.

Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted November 16, 2018

Item 4.B. Business Overview, Clinical Development Activities, page 33

1.	We note your response to comment 6. Please expand your disclosure to briefly explain the column heading “Approved with Life Cycle Management.”

Division of Corporation Finance	- 2 -

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 31-32 to clarify that “Approved with Life Cycle Management” refers to those products which have been approved for any indication and for which the Company is pursuing regional expansions, additional indications or new formulations.

Item 10.C. Material Contracts, page 168

10.

We note your response to comment 10, which we reissue in part. Please expand your disclosure on page 46 to include the aggregate potential development and sales milestone payments under each license and collaboration agreement. Additionally, please tell us whether the terms of your filed agreement with Seattle Genetics are representative of terms contained in your other licensing and collaboration agreements. If you do not consider the terms of the Seattle Genetics agreement to be representative, then please revise your disclosure on page 169 to explain briefly how this agreement may differ from the others.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 44 to include the aggregate potential development and sales milestone payments under each license and collaboration agreement.

Additionally, in response to the Staff’s comment, the Company advises the Staff that the filed agreement with Seattle Genetics is representative of the Company’s licensing and collaboration agreements for marketed products in that it provides for the payment of development and commercial milestone payments and sales-based royalties and sets forth the parties’ responsibilities relating to the terms of co-development, co-manufacturing and co-marketing efforts, as well as providing for geographic limitations and limitations on term for the relevant licensing and collaboration efforts. The specific terms of each of the Company’s licensing or collaboration agreements are negotiated individually. Agreements for compounds still in development may have additional terms governing, for example, equity investments or other capital relationships. The Company has revised the disclosure on page 169 to include this information.

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We sincerely hope that the Company’s responses above adequately address the Staff’s comments. If you have any questions about this response letter or the Amendment, please contact the undersigned by telephone at +81 3 3213 6171 or by email at hatanok@sullcrom.com.

Very truly yours,

/s/ Keiji Hatano
Keiji Hatano

cc:	Joe McCann
Sasha Parikh
Kevin Vaughn

(Securities and Exchange Commission)

Costa Saroukos

(Takeda Pharmaceutical Company Limited)

Nirav N. Mehta

(Sullivan & Cromwell LLP)